File No. 70-





                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM U-1

                         APPLICATION/DECLARATION

                                Under

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           NORTHEAST UTILITIES
                          174 Brush Hill Avenue
                 West Springfield, Massachusetts  08109

                    NORTHEAST UTILITIES SERVICE COMPANY
                            107 Selden Street
                         Berlin, Connecticut  06037
(Name of companies filing this statement and address of principal executive offices)

                         NORTHEAST UTILITIES
               (Name of top registered holding company)

                         Cheryl W. Grise, Esq.
          Senior Vice President, Secretary and General Counsel
                    Northeast Utilities Service Company
                              P.O. Box 270
                  Hartford, Connecticut  06141-0270
               (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

                                        Jeffrey C. Miller, Esq.
                                          Assistant General Counsel
David R. McHale                         Jane P. Seidl, Esq.
Vice President and Treasurer              Senior Counsel
Northeast Utilities Service Company     Northeast Utilities Service Company
P.O. Box 270                            P.O. Box 270
Hartford, Connecticut  06141-0270       Hartford, Connecticut  06141-0270












ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     1. The purpose of this Application/Declaration is to seek the Commission's authorization for a variety of related transactions under which Northeast Utilities ("NU") would (A) create and finance a subsidiary (a "first tier subsidiary") that would, through multiple subsidiaries ("second tier subsidiaries"), engage in a variety of energy-related and other activities and acquire and manage nonnuclear generating plants, (B) fund the first tier subsidiary's preliminary development and administrative costs, whether done internally or through one or more unaffiliated third parties, for the period ending December 31, 1999, and (C) create and finance through the first tier subsidiary one or more new second-tier subsidiaries that are expected to participate as purchasers in affiliate and nonaffiliate companies' sales of nonnuclear generation.

     Organization of NEWCO

     2. The transactions for which authorization under the Public Utility Holding Company Act of 1935 ("Act") is sought herein in connection with the creation of a new first-tier subsidiary involve (i) the completion of the initial steps necessary for the organization of NEWCO, Inc. ("NEWCO"), a corporation to be organized under the laws of the State of Connecticut as a new wholly-owned first tier subsidiary of NU, a registered holding company under the Act, in the NU system (the "NU System"); (ii) the issuance by NEWCO and acquisition by NU of one hundred shares of the common stock, par value $1 per share ("NEWCO Common Stock") of NEWCO for $100,000; and (iii) the investment by NU of up to an additional $150 million through December 31, 1999 for the purpose of funding NEWCO's preliminary development activities and administrative costs associated with, among other things, (i) identifying and analyzing feasible nonnuclear generation ("Generation") acquisition opportunities and initiating the financing for such projects (in the aggregate amount of up to $10 million) and (ii) developing and managing NEWCO's other investments, as described more fully below (in the aggregate amount of up to $140 million). To the extent that such purchases of Generation will be made outside of New England, it is anticipated that one or more subsidiaries of NEWCO will be formed as exempt wholesale generators ("EWGs") to implement such acquisition(s). Generation purchases within New England may be made by EWGs or by non-EWGs; Generation which is acquired by non-EWGs will be used to provide both wholesale and retail service within such territory.

     3. NEWCO intends to directly or indirectly acquire, without seeking any further Commission authority, the securities of one or more companies ("New Subsidiaries") organized for the purposes of performing energy-related and other activities currently authorized, or which may be authorized in the future, by the Commission by rule or statute. These associate companies would include EWGs, foreign utility companies ("FUCOs"), exempt telecommunications companies ("ETCs"), energy-related companies within the meaning of Rule 58 ("ERCs"), other New Subsidiaries and certain existing subsidiaries of NU ("Authorized Subsidiary Companies"). EWGs, FUCOs, ETCs, ERCs, New Subsidiaries and Authorized Subsidiary Companies are referred to in this Application collectively as "Nonutility Companies." NEWCO's associate companies formed to invest in generation may also be formed as independent power producers ("IPPs") to sell at wholesale and retail within New England; such activities are addressed beginning in paragraph 9 below.

     4. The Nonutility Companies may be direct or indirect subsidiaries of NEWCO, and may perform development activities and administrative services and/or other services, as described below. Investments by NU, through NEWCO, in Nonutility Companies may take the form of any combination of: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests (collectively, "Capital Stock"); (ii) capital contributions; (iii) open account advances without interest; (iv) loans; and (v) Guarantees, as defined below, issued in support of securities or other obligations of Nonutility Companies. The source of funds for direct or indirect investments by NU or NEWCO in any Nonutility Company will include (a) dividends received from operating companies derived from proceeds of sales of nonnuclear generation assets in NU's franchised retail sales territory and/or proceeds from the securitization of financial assets such as stranded costs; (b) proceeds derived from securities issuances authorized by the Commission in future orders; and (c) other available cash resources. Loans by NU to NEWCO or by NEWCO to a Nonutility Company will have interest rates and maturity dates that are designed to provide a return to NU or NEWCO, as the case may be, of not less than NU's or NEWCO's effective cost of capital. To the extent not exempt or otherwise authorized by the Commission, initial investments in the Capital Stock of Nonutility Companies will be included in the Aggregate Authorization, as described below.

     5. To the extent that NU or NEWCO provides funds to a Nonutility Company which are used to invest in any EWG or FUCO, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 53. In addition, to the extent that NU provides funds to

NEWCO which are used to invest in an ERC, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.

     6. From time to time, NU proposes, without further order of the Commission, to consolidate or reorganize all or any part of its ownership interests in one or more Nonutility Companies and/or New Subsidiaries authorized by the Commission.

     7. Initially, the Applicants anticipate that NEWCO and each of its subsidiaries may not have paid employees. It is likely that personnel employed by Applicants or other associate companies of NU (including Northeast Utilities Service Company) may provide a wide range of services on an as-needed basis to NEWCO or its subsidiaries pursuant to a service agreement ("Service Agreement") to be entered into between NEWCO (or a NEWCO subsidiary or other affiliate) and such associate company. Under this Service Agreement, NEWCO or its affiliate will reimburse the NU system company rendering such service for the cost of services provided, computed in accordance with Rules 90 and 91 under the Act, as well as applicable rules and regulations. In addition, in the event that such services are performed on behalf of an EWG or FUCO, such services will be rendered in accordance with Rule 53 under the Act.

     8. NEWCO may also determine from time to time that it is efficient and advantageous to have certain development activities performed by unaffiliated third parties. Such arrangements will be on a fee-for-service negotiated basis at market rates.

     NEWCO's Generation-Related Activities

     9. In addition to the acquisition of securities of Nonutility Companies and other activities described above, NEWCO is also being formed as a first tier subsidiary of NU for the purpose of facilitating the investment by the NU System in Generation to support the NU System's wholesale and retail power marketing and brokering efforts in deregulated retail markets. The increasing number of sales of generating facilities is part of a nationwide trend spurred by efforts to deregulate the electric power industry. Utility operating companies such as NU's subsidiaries, The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO"), are increasingly choosing or being required by law to divest themselves of power plants to concentrate on other portions of the energy business such as electric power distribution. NU believes that its ability to purchase Generation, including through its participation in legislatively-mandated auctions of nonnuclear generation plants, may be profitable and is complementary to the NU System's regulated electric business. The Applicants believe that the activities proposed herein have a clear relationship to the core business of the NU System and undertaking these activities will permit the NU System to respond to competition in its core business from other energy companies.

     10. Initially, NEWCO intends to explore acquisitions of, and possibly invest in, Generation in NU's service territory and throughout New England, as well as in Delaware, Maryland, New Jersey, New York and Pennsylvania. In the near term, NEWCO will also be exploring the potential acquisition of Generation to be auctioned by, among others, its affiliates, WMECO, CL&P and Public Service Company of New Hampshire ("PSNH"). To the extent that such purchases of generation will be made outside of New England, it is anticipated that one or more subsidiaries of NEWCO will be formed as EWGs to implement such acquisition(s). Generation purchases within New England may be made by EWGs or by non-EWGs; Generation acquired by non-EWGs will be used to provide both wholesale and retail service within such territory. It is possible that NEWCO may also invest in cogeneration facilities and small power production facilities, within the meaning of such terms under the Public Utility Regulatory Policies Act of 1978 ("PURPA") and the rules and regulations promulgated thereunder by the Federal Energy Regulatory Commission ("FERC"). If, under applicable law, rules, regulations, or orders in effect at the time, prior approval of the Commission is required under the Act for NEWCO or any other subsidiary or affiliate of NU or NEWCO to invest in Generation, applications will be made for such approval at that time.

     11. NEWCO intends to undertake the proposed acquisitions of Generation on its own, either directly or through one or more wholly-owned subsidiaries, formed as corporations, partnerships, limited liability companies or other legal entities. Alternatively, to mitigate risk or access skills and relationships that NEWCO may require, Applicants expect that NEWCO may pursue proposed business activities in certain instances through alliances with nonassociates. Certain of these alliances may be informal, not involving the formation of any new entities; others may encompass formal joint ventures, possibly involving the formation of one or more wholly - or partly - owned subsidiaries of NEWCO. The decision of form in which to conduct acquisition activities will hinge on applicable business, legal, tax, accounting and strategic considerations.

     12. The preliminary development activities in which NEWCO or one or more of its subsidiaries formed to acquire Generation will engage include the investigation of plant sites, preliminary engineering and licensing activities, contract drafting and negotiating, preparation of bid proposals (including posting of bid bonds, cash deposits and the like), negotiation and execution of related financing commitments and agreements and the other necessary activities to identify and analyze feasible investment opportunities and to initiate the acquisition of Generation. Administration would include the ongoing personnel, accounting, engineering, legal, financial and other support activities necessary for NEWCO to develop and manage its investments in Generation, its marketing and brokering activities relating thereto and other energy-related activities in which NEWCO or its subsidiaries may engage under Rule 58 or by further Commission order.

     13. The Applicants expect that each of NEWCO's potential investments in Generation that is determined to be a suitable candidate for acquisition will take place through one or more first or second tier special purpose subsidiaries of NEWCO, which entities will be second tier subsidiaries of NU.

In the case of NEWCO's participation in the upcoming auctions of non-nuclear generating assets, including the expected upcoming auction of WMECO's non-nuclear generating assets pursuant to Massachusetts legislation, that subsidiary will be GENCO, Inc. ("GENCO"). Accordingly, the transactions for which authorization under the Act is sought at this time in connection with the NU System's proposed investments in Generation include (i) the completion of the initial steps necessary for the organization of GENCO, a corporation to be organized under the laws of the State of Connecticut as a new wholly-owned subsidiary of NEWCO; (ii) the issuance by GENCO and acquisition by NEWCO of one hundred shares of the common stock, par value $1 per share ("GENCO Common Stock") of GENCO and (iii) NEWCO's additional investment of up to $10 million in GENCO through December 31, 1999. Following the receipt of an order of this Commission granting or permitting this Application/Declaration to become effective, NEWCO will issue to NU and NU will acquire 100 shares of NEWCO Common Stock for $100,000, payable in cash, constituting all of the issued and outstanding shares of NEWCO Common Stock, and, in turn, GENCO will issue to NEWCO and NEWCO will acquire 100 shares of GENCO Common Stock, for $10,000, payable in cash, constituting all of the issued and outstanding shares of GENCO Common Stock. NEWCO will thereupon become a direct subsidiary of NU within the meaning of Section 2(a)(8) of the Act, and GENCO will become a direct subsidiary of NEWCO within the meaning of the same section. Proposed forms of the certificate of incorporation and by-laws of NEWCO and of GENCO will be filed by amendment.

     Additional Investments in NEWCO

     14. As set forth above, NEWCO believes that it will need a budget of approximately $150 million through December 31, 1999 to engage in the activities described herein, including $10 million for the administration and preliminary development activities described above in connection with potential acquisitions of Generation. NEWCO will receive these funds from NU. Each such investment or investments by NU in NEWCO will take the form of additional acquisitions of capital stock, capital contributions, open account advances or subordinated loans. In addition, NEWCO or any of its subsidiaries which are involved in the acquisition or ownership of Generation may obtain debt financing from unaffiliated third parties. The terms and conditions applicable to NU's investment of funds in NEWCO for investment in Generation, as well as the details of any financing required in connection with such acquisitions, will be the subject of future filings with the Commission to the extent such items are jurisdictional. Such debt financing may also require a guaranty by NU, for which Commission authorization will also be sought to the extent required.

     15. Beyond the initial $100,000 invested in NEWCO by NU and the $10,000 invested in GENCO and the amounts of up to $150 million through December 31, 1999 to be invested by NU in NEWCO for the purposes of funding preliminary development activities and administration of NEWCO and GENCO, additional investments in NEWCO will be made by NU from time to time to form additional subsidiaries to acquire Generation or to fund other activities described
herein.   Each such investment or investments will take the form of
additional acquisitions of capital stock, capital contributions, open account advances or subordinated loans. It is contemplated that the balance of such acquisition price for Generation to be purchased by such subsidiaries will be debt financed by non-affiliated third parties and Commission approval will be sought as required for such financing authority. Such debt financing may require a guarantee by NU, for which additional Commission authorization will also be requested if required.

     Guarantees

     16. NU and NEWCO also propose to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of Nonutility Companies, GENCO and other direct or indirect subsidiaries or affiliates of NEWCO in an aggregate amount not to exceed $ 75 million ("Aggregate Authorization"), through December 31, 1999. Guarantees may take the form of NU or NEWCO agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by NU, NEWCO, the Nonutility Companies or GENCO or its affiliates.

NU and NEWCO represent that the terms and conditions of Guarantees will be established through arm's-length negotiations based upon current market conditions. NU and NEWCO further undertake that any Guarantee they issue will be without recourse to any System operating company to the extent not authorized under Rule 52 under the Act.

     17. To the extent that NU or NEWCO provides Guarantees in support of its investment in any EWG or FUCO, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 53.

Moreover, to the extent that NU or NEWCO provides Guarantees in support of its investment in an ERC, the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.

     18. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by the NU system companies to acquire any securities of, or any interest in, an EWG or a FUCO.

     19. The NU system is in compliance with Rule 53(a), (b), and (c), as demonstrated by the following determinations.

(i) NU's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to
NU) does not exceed 50% of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At March 31, 1998, the ratio of such investment ($57 million) to such consolidated retained earnings ($715 million) was 8.0 percent.

(ii) Ave Fenix (NU's only EWG or FUCO at this time) maintains books and records and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

(iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

(iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

(v) Neither NU nor any NU subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods has decreased by 10% or more from the average for the previous four quarterly periods (at March 31, 1997, NU's CREs were $838 million; at March 31, 1998, NU's CREs were $715 million), NU's aggregate investment in EWGs/FUCOs at such date
($57 million) did not exceed two percent of NU's consolidated capital invested in utility operations ($132.7 million).

(vi) In the previous fiscal year, NU's operating losses attributable to its investment in EWGs/FUCOs did not exceed 5 percent of NU's consolidated retained earnings (excluding the effects of a reserve for the potential loss on the sale of Ave Fenix).

ITEM 2.  FEES COMMISSIONS, AND EXPENSES

     20. The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions will be specified in Exhibit H (to be filed by amendment).

     21. None of such fees, commissions or expenses are to be paid to any associate company or affiliate of the Applicants, except for financial, legal and other services to be performed at cost by NUSCO, an affiliated service company.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     22. Sections 6(a), 7, 9(a), 10, 11, 12 and 13 of the Act and the related regulations of the Commission are or may be applicable to the transactions as herein proposed. To the extent any other sections of the Act may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

ITEM 4.  REGULATORY APPROVAL

     23. Other than as set forth above, no other consent or approval of any other State commission or any Federal commission (other than the Securities and Exchange Commission) is required for the transactions contemplated herein.

ITEM 5.  PROCEDURE

     24. In order to enable the Applicants to participate in upcoming auctions of nonnuclear generating assets, Commission action with respect to this Application is respectfully requested on or before October 1, 1998.

     25. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Office of Public Utility Regulation within the Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30 day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     26. The following exhibits and financial statements are filed as part of this Application:

a.   Exhibits

A.1  Copy of Certificate of Incorporation of NEWCO (To be filed by amendment)

A.2  Copy of By-Laws of NEWCO (To be filed by amendment)

A.3  Copy of Certificate of Incorporation of GENCO (To be filed by amendment)

A.4  Copy of By-Laws of GENCO (To be filed by amendment)

F.   Opinion of Counsel.  (To be filed by amendment)

G.   Financial Data Schedules.
     G.1  Northeast Utilities (Parent Only)
     G.2  Northeast Utilities and Subsidiaries
     G.3  NEWCO
     G.4  NEWCO and Subsidiaries

H.   Form of Proposed Notice.

I. Schedules of Fees, Commissions and Expenses. (To be filed by amendment.)

b.   Financial Statements

1.   Northeast Utilities (Parent Only)

     1.1  Balance Sheet, per books and pro forma, as of March 31, 1998.

     1.2 Statement of Income and Surplus, per books and pro forma, 12 months ended March 31, 1998.

2.   Northeast Utilities and Subsidiaries

     2.1 Consolidated Balance Sheet, per books and pro forma, as of March 31, 1998.

     2.2 Consolidated Statement of Income and Surplus, per books and pro forma, 12 months ended March 31, 1998.

3.   NEWCO

     3.1  Pro Forma Balance Sheet as of March 31, 1998.

     3.2 Pro Forma Statement of Income and Surplus, 12 months ended March 31, 1998.

4.   NEWCO and Subsidiaries

     4.1  Pro forma Consolidated Balance Sheet as of March 31, 1998.

     4.2 Pro forma Consolidated Statement of Income and Surplus, 12 months ended March 31, 1998.

     27. There has been no material change, not in the ordinary course of business, in the balance sheets listed above since the date thereof.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

a. This Application relates to the formation and financing of certain corporate entities and, as such, it is believed that the granting and permitting to become effective of this Application will have no environmental impact. Therefore, the issuance by the Commission of an order with respect to this Application is not a major federal action significantly affecting the quality of the human environment.

b. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                            SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned officer or attorney thereunto duly authorized.

Date:  August 6, 1998


                    NORTHEAST UTILITIES
                    By   /s/John H. Forsgren
                         Executive Vice President
                         and Chief Financial Officer